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EXHIBIT 12

HEWLETT-PACKARD COMPANY AND SUBSIDIARIES
Statement of Computation of Ratio of Earnings to Fixed Charges

	Six months ended April 30, 2002	Fiscal Year Ended October 31,
		2001	2000	1999	1998	1997
	(In millions, except ratios)
Earnings from continuing operations before extraordinary item, cumulative effect of change in accounting principle and taxes	$988	$702	$4,625	$4,194	$3,694	$3,568
Minority interest in the income of subsidiaries with fixed charges	2	10	4	14	4	22
Undistributed (earnings) or loss of equity investees	36	(30)	(52)	6	7	(7)
Fixed charges from continuing operations:
Interest expense and amortization of debt discount and premium on all indebtedness	96	285	257	202	235	215
Interest included in rent	83	155	141	130	120	107

Total fixed charges from continuing operations	179	440	398	332	355	322

Earnings before extraordinary item, cumulative effect of change in accounting principle, income taxes, minority interest, undistributed earnings or loss of equity investees and fixed charges	$1,205	$1,122	$4,975	$4,546	$4,060	$3,905
Ratio of earnings to fixed charges	6.7x	2.6x	12.5x	13.7x	11.4x	12.1x

(1)
The ratio of earnings to fixed charges was computed by dividing earnings (earnings from continuing operations before extraordinary item, cumulative effect of change in accounting principle and taxes, adjusted for fixed charges from continuing operations, minority interest in the income of subsidiaries with fixed charges and undistributed earnings or loss of equity investees) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount or premium on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.

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  EXHIBIT 12
HEWLETT-PACKARD COMPANY AND SUBSIDIARIES Statement of Computation of Ratio of Earnings to Fixed Charges